UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBIT

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan

Date:    December 9, 2010

By:     /s/ Thomas J. Mess
 Thomas J. Mess
                      Secretary, Trustees of The Procter & Gamble
                      Profit Sharing Trust and Employee Stock Ownership Plan

`

              The Procter & Gamble Profit
          Sharing Trust and Employee
          Stock Ownership Plan

             Financial Statements as of and for the
             Years Ended June 30, 2010 and 2009,
             Supplemental Schedules as of and for the
             Year Ended June 30, 2010, and
             Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2010 and 2009	3

Notes to Financial Statements as of and for the Years Ended June 30, 2010 and 2009	4-20

SUPPLEMENTAL SCHEDULES:	21

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2010	22

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended June 30, 2010	23

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure
      under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2010, and (2) reportable transactions for the year ended June 30, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
December 9, 2010

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2010 AND 2009

	2010	2009

ASSETS:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$ 13,571,922	$ 12,701,954
The Procter & Gamble Company common stock —
93,162,905 shares (cost, $3,141,040,943) at June 30, 2010;
92,857,304 shares (cost, $2,879,414,115) at June 30, 2009;	5,587,911,042	4,745,008,235
The Procter & Gamble Company ESOP
Convertible Class A Preferred Stock:
Series A — 69,303,525 shares (cost $472,813,863)
at June 30, 2010; 73,468,671 shares (cost $501,227,333)
at June 30, 2009	4,156,825,430	3,754,249,088
The JM Smucker Company common stock —
507,897 shares (cost, $9,326,599) at June 30, 2010;
566,964 shares (cost, $9,876,021) at June 30, 2009	30,585,557	27,588,468
Mutual funds	75,775,026	90,764,506
Common collective trust funds	486,864,541	479,710,018
Loans to participants	70,706,757	68,006,157
J.P. Morgan Stable Value Fund	163,825,408	165,004,829

Total investments	10,586,065,683	9,343,033,255

Net assets held in 401(h) account	2,566,910,360	2,109,388,431

Receivables:
Contribution receivable from The Procter & Gamble Company	296,054,242	317,347,414
Dividends receivable — preferred stock	16,467,000	15,942,000

Total receivables	312,521,242	333,289,414

Total assets	13,465,497,285	11,785,711,100

LIABILITIES:
Interest payable on notes	3,082,702	3,423,742
Note payable to The Procter & Gamble Company
(Series A Preferred Stock)	157,560,328	174,991,245
Amounts related to obligation of 401(h) account	2,566,910,360	2,109,388,431

Total liabilities	2,727,553,390	2,287,803,418

NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO
ADJUSTMENT TO CONTRACT VALUE	10,737,943,895	9,497,907,682

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT
CONTRACTS	7,547,694	21,178,655

NET ASSETS AVAILABLE FOR BENEFITS	$10,745,491,589	$ 9,519,086,337

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 1,583,849,870	$ (1,776,010,705)
Net appreciation in contract value of investments	2,107,055	2,855,909
Dividends	303,608,569	284,570,105
Interest on investments	328,435	23,552,735
Interest on loans to participants	4,423,734	5,524,515

Total investment income (loss)	1,894,317,663	(1,459,507,441)

Contributions by The Procter & Gamble Company (net of
forfeitures of $975,787 and excess preferred dividends
of $2,994,479 in 2010 and forfeitures of $567,078 and
excess preferred dividends of $1,817,573 in 2009)	296,139,948	317,404,350

Total additions (deductions) — net	2,190,457,611	(1,142,103,091)

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock —
8,666,559 shares (cost, $172,094,507) June 30, 2010
8,674,184 shares (cost, $150,335,028) June 30, 2009	519,496,862	509,982,716
Cash	432,830,130	376,266,683
Interest expense	9,896,971	10,962,103
Administrative expenses	1,828,396	1,904,991

Total deductions	964,052,359	899,116,493

NET INCREASE (DECREASE) IN NET ASSETS	1,226,405,252	(2,041,219,584)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,519,086,337	11,560,305,921

End of year	$ 10, 745,491,589	$ 9,519,086,337

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1.	PLAN DESCRIPTION

General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through Company contributions only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 4). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 6) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 7) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 5) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993, these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 5). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 7).

In accordance with the amendment, the assets held in the 401(h) account are held in the ESOT which holds assets for the Plan and are to be used to fund retiree healthcare benefits maintained in the Procter & Gamble Health Care Plan, another Company sponsored plan. The related liabilities and obligations for health benefits are not included in this Plan but are reflected as liabilities and obligations in the financial statements of the Procter & Gamble Health Care Plan. Plan participants do not contribute to the
401(h) account.

The balances of the investments and liabilities held in the ESOT related to Series A Preferred Stock, assets held in the 401(h) account which include Series B Preferred Stock (“401(h)”), and all other investments (“Other”) as of June 30, 2010 and 2009, are summarized as follows:

	2010
	Series A	401(h)	Other	Total

Cash and cash equivalents, plus
accrued interest	$ 8,033,695	$ 58,492,495	$ -	$ 66,526,190
Company common stock	-	10,898,546	345,644,347	356,542,893
Series A Preferred Stock	4,156,825,430	-	-	4,156,825,430
Series B Preferred Stock	-	3,724,674,388	-	3,724,674,388
Mutual funds and other investments	-	-	67,357,119	67,357,119
Loans to participants	-	-	166,886	166,886

Total investments — at fair
value	4,164,859,125	3,794,065,429	413,168,352	8,372,092,906

Dividends receivable	16,467,000	11,148,000	-	27,615,000

Total assets	4,181,326,125	3,805,213,429	413,168,352	8,399,707,906

Interest payable on notes and
debentures	(3,082,702)	(48,509,100)	-	(51,591,802)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(157,560,328)	-	-	(157,560,328)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(335,983,969)	-	(335,983,969)
Debentures (Series B Preferred Stock)	-	(853,810,000)	-	(853,810,000)

Total liabilities	(160,643,030)	(1,238,303,069)		(1,398,946,099)

ESOT net assets — at fair value	4,020,683,095	2,566,910,360	413,168,352	7,000,761,807

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	658,177	658,177

ESOT net assets	$ 4,020,683,095	$ 2,566,910,360	$ 413,826,529	$ 7,001,419,984

	2009
	Series A	401(h)	Other	Total

Cash and cash equivalents, plus
accrued interest	$ 8,244,861	$ 63,465,063	$ -	$ 71,709,924
Company common stock			243,676,227	243,676,227
Series A Preferred Stock	3,754,249,088	-	-	3,754,249,088
Series B Preferred Stock	-	3,245,506,839	-	3,245,506,839
Mutual funds and other investments	-	-	64,463,051	64,463,051
Loans to participants	-	-	278,552	278,552

Total investments — at fair
value	3,762,493,949	3,308,971,902	308,417,830	7,379,883,681

Dividends receivable	15,942,000	10,413,000	-	26,355,000

Total assets	3,778,435,949	3,319,384,902	308,417,830	7,406,238,681

Interest payable on notes and
debentures	(3,423,742)	(48,679,356)	-	(52,103,098)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(174,991,245)	-	-	(174,991,245)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(265,587,115)	-	(265,587,115)
Debentures (Series B Preferred Stock)	-	(895,730,000)	-	(895,730,000)

Total liabilities	(178,414,987)	(1,209,996,471)	-	(1,388,411,458)

ESOT net assets — at fair value	3,600,020,962	2,109,388,431	308,417,830	6,017,827,223

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	1,704,864	1,704,864

ESOT net assets	$ 3,600,020,962	$ 2,109,388,431	$ 310,122,694	$ 6,019,532,087

The activity in the investments and liabilities held in the ESOT related to Series A Preferred Stock, the 401(h), and Other are summarized as follows for the years ended June 30, 2010 and 2009:

	Series A	401(h)	Other	Total

ESOT net assets — June 30, 2008	$ 4,522,544,208	$ 2,826,368,899	$ 293,795,068	$ 7,642,708,175

Net (depreciation) appreciation in
fair value of investments	(783,628,854)	(619,923,561)	7,432,503	(1,396,119,912)
Net appreciation in contract value
of investments	-	-	255,788	255,788
Interest on investments and dividends	124,993,039	106,529,392	8,689,553	240,211,984
Interest on loans to participants	-	-	20,458	20,458
Distributions to participants	(16,333,126)	-	(234,774,629)	(251,107,755)
Interest expense	(10,962,103)	(97,386,281)	-	(108,348,384)
Administrative expense	-	-	(70,676)	(70,676)
Conversions to other investments	(234,774,629)	-	234,774,629	-
Excess Preferred Dividends to
Retirement Trust	(1,817,573)	-	-	(1,817,573)
Net transfer to Retiree Benefit Trust	-	(106,200,018)	-	(106,200,018)

ESOT net assets — June 30, 2009	3,600,020,962	2,109,388,431	310,122,694	6,019,532,087

Net appreciation in
fair value of investments	580,182,959	560,420,868	119,917,360	1,260,521,187
Net appreciation in contract value
of investments	-	-	183,740	183,740
Interest on investments and dividends	129,549,073	113,901,305	9,312,301	252,762,679
Interest on loans to participants	-	-	13,080	13,080
Distributions to participants	(16,333,126)	-	(285,510,150)	(301,843,276)
Interest expense	(9,896,971)	(97,149,398)	-	(107,046,369)
Administrative expense	-	-	(57,819)	(57,819)
Conversions to other investments	(259,845,323)	-	259,845,323	-
Excess Preferred Dividends to
Retirement Trust	(2,994,479)	-	-	(2,994,479)
Net transfer to Retiree Benefit Trust	-	(119,650,846)	-	(119,650,846)

ESOT net assets — June 30, 2010	$ 4,020,683,095	$ 2,566,910,360	$ 413,826,529	$ 7,001,419,984

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 8) and Plan earnings. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Series A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

Vesting — A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the Plan document; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and in Company stock dividends paid after July 1, 2004.  Refer to Note 13 for vesting provisions in the event of Plan termination.

Investments — Company contributions are automatically invested in Company common stock or Company Series A Preferred stock. Vested participants may then diversify out of Company stock received between the core investment options, which include: the money market fund, an individual deferred annuity,  the bond fund (which is a common collective trust fund), and the stable value fund. Account balances of vested participants who have reached the age of 50, and account balances of participants in the Retirement Plus feature, described below,  may be allocated to any of the investment options within the Plan.  The investment options within the Plan, in addition to the core investment options indicated above, are common collective trust funds and include: a large cap equity index fund; small cap equity index fund; world equity index fund and three pre-mixed portfolios consisting of a set mix of other individual investment offerings of the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee or an eligible spousal beneficiary with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant or beneficiary chooses the Retirement Plus option, he or she must maintain at least 40% of his or her account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and eligible spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant or beneficiary may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant’s and beneficiary’s account is credited with an allocation of Plan earnings.

Participant Loans — The Plan allows vested employee participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

Payment of Benefits — Retired or former employee participants may maintain their accounts within the Plan.   Federally mandated minimum distributions are required after attaining age (70-1/2). Upon election, distributions can be made in the form of cash, shares of P&G stock, or an annuity, or any combination of such.  In addition to the above alternatives, retired vested former employee participants electing a distribution may also elect to receive monthly installments, or annual distributions not to exceed the lesser of 20 years or the participant’s life expectancy.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

Excess Preferred Dividends — Annual dividends received on Series A Preferred Stock within ESOT are primarily used to fund repayments of a note payable (see Note 6). During the years ended June 30, 2010 and 2009, dividends received exceeded the mandatory payments. As such, the excess preferred dividends were transferred from ESOT to RT and applied against the annual Company contributions.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker’s”). As a result of the spin-off, participants holding common stock received one share of Smucker’s stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker’s spin-off was allocated between the Company common stock held and the Smucker’s common stock received. Vested participants have the option of selling the Smucker’s common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker’s within the Plan. Participant dividends on Smucker’s stock are automatically invested in additional shares of Smucker’s stock.

Plan Amendment – The Company has the right to amend the Plan at any time.  However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker’s common stock, an investment contract, a mutual fund and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker’s common stock is determined by published composite trading prices. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 4 and 5), as defined in the Plan document. The Series A Preferred Stock and the Company common stock included in the statements of net assets available for benefits are recorded at $59.98 and $51.10 per share as of June 30, 2010 and 2009, respectively. Shares of the mutual fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the measurement date. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value as described below. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using the bank-finance yield curve. Loans to participants are valued at the unpaid principal balance which approximates fair value. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.  Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s investments are netted with earnings by JP Morgan and reported to the Plan as a net amount. Loan administration fees paid by participants, totaling $316,320 and $269,883 for the years ended June 30, 2010 and 2009, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services and Towers Watson totaling $1,512,076 and $1,635,108 for the years ended June 30, 2010 and 2009, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $5 and $20 annually per participant for the years ended June 30, 2010 and 2009, respectively. In addition, participants are charged a quarterly fee calculated based on a percentage of the participant’s total quarterly account balance for recordkeeping expenses. For the years ended June 30, 2010 and 2009, the percentage equaled approximately 0.012% and 0.007%, respectively. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Plan Sponsor will pay any amount not covered by the participant’s account balance.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2010 financial statements described below affected certain note disclosures but did not impact the statements of net assets or the statements of changes in net assets.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended June 30, 2010.

New Accounting Standards to Be Adopted —In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2010 and 2009.

	Fair Value Measurements
	at June 30, 2010, Using
	Quoted Prices in		Significant
	Active Markets		Other		Significant
	for Identical		Observable		Unobservable
	Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)	Total

Cash Equivalents	$ 72,064,417	*	$ -		$ -	$ 72,064,417
Common Collective Trust Funds:
Equity	-		284,591,850		-	284,591,850
Fixed	-		202,272,691		-	202,272,691
Company Stock - Common	5,598,809,588	*	-		-	5,598,809,588
Company Stock - Preferred	-		7,881,499,818	*	-	7,881,499,818
Smucker's Stock	30,585,557		-		-	30,585,557
Mutual Fund	75,775,026		-		-	75,775,026
Loans to Participants	-		-		70,706,757	70,706,757
Stable Value Fund	-		163,825,408		-	163,825,408

Total	$ 5,777,234,588		$ 8,532,189,767		$ 70,706,757	$ 14,380,131,112

* Includes assets held in separate 401(h) account

	Fair Value Measurements
	at June 30, 2009, Using
	Quoted Prices in		Significant
	Active Markets		Other		Significant
	for Identical		Observable		Unobservable
	Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)	Total

Cash Equivalents	$ 76,167,017	*	$ -		$ -	$ 76,167,017
Common Collective Trusts	-		479,710,018		-	479,710,018
Company Stock - Common	4,745,008,235	*	-		-	4,745,008,235
Company Stock - Preferred	-		6,999,755,927	*	-	6,999,755,927
Smucker's Stock	27,588,468		-		-	27,588,468
Mutual Funds	90,764,506		-		-	90,764,506
Loans to Participants	-		-		68,006,157	68,006,157
Stable Value Fund	-		165,004,829		-	165,004,829

Total	$ 4,939,528,226		$ 7,644,470,774		$ 68,006,157	$ 12,652,005,157

* Includes assets held in separate 401(h) account

The following tables present reconciliations of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Participant Loans

Beginning balance — July 1, 2009	$ 68,006,157
Purchases, issuances, and settlements (net)	2,700,600

Ending balance — June 30, 2010	$ 70,706,757

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Participant Loans

Beginning balance — July 1, 2008	$ 69,756,610
Purchases, issuances, and settlements (net)	(1,750,453)

Ending balance — June 30, 2009	$ 68,006,157

4.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be put to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments held by the Plan, unless they chose to invest in non-core investments after attaining age 50, in which case they are required to maintain at least 40% of their account value in shares of Company common and/or preferred stock.  Retired, former-employee participants and eligible spousal beneficiaries in the Retirement Plus feature must also maintain at least 40% of their account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2010 and 2009, was $59.98 and $51.10, respectively, per share. During 2010 and 2009, respectively, 4,165,146 (cost $28,413,470, fair value $259,845,323) and 3,752,975 (cost $25,601,845, fair value $218,275,842) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights — In 2010 and 2009, annual dividends totaled $1.8018 and $1.64 per share, respectively, and were paid quarterly at $0.44 per share for the first three quarters in 2010, and $0.4818 per share for the last quarter in 2010, and quarterly $0.40 per share for the first three quarters in 2009, and $0.44 per share for the last quarter in 2009. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 6). During 2010 and 2009, respectively, 1,888,584 and 2,014,028 shares of Series A Preferred Stock valued at $114,068,282 and $103,319,326, respectively, were released for allocation to participant accounts.  During the years ended June 30, 2010 and 2009, these shares in addition to $454,913 and $625,368, respectively, arising mainly from forfeitures were used to fund a portion of the annual profit sharing contribution totaling $114,523,195 and $103,944,694, respectively. At June 30, 2010 and 2009, 14,762,143 and 16,650,750 shares of Series A Preferred Stock, respectively, were unallocated.

5.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT)

Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be put to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2010 and 2009, was $59.98 and $51.10, respectively, per share. During 2010 and 2009, respectively, 1,414,248 (cost $18,328,495, fair value $81,672,733) and 1,238,950 (cost $16,056,773, fair value $72,126,800) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights — In 2010 and 2009, annual dividends totaled $1.8018 and $1.64 per share, respectively, and were paid quarterly at $0.44 per share for the first three quarters in 2010, and $0.4818 per share for the last quarter in 2010 and quarterly at $0.40 per share for the first three quarters in 2009, and $0.44 per share for the last quarter in 2009. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 7). During 2010 and 2009, respectively, 1,174,316 and 1,096,603 shares of Series B Preferred Stock valued at $68,773,732 and $65,707,768, respectively, were released for allocation to participant accounts. At June 30, 2010 and 2009, 41,347,275 and 42,521,598 shares of Series B Preferred Stock, respectively, were unallocated.

6.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to the Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2010 and 2009, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6% and borrowings as of June 30, 2010 and 2009, were $157,560,328 and $174,991,245, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $187,229,794 and $195,502,615, respectively, at June 30, 2010 and 2009. No additional borrowings were allowed during the years ended June 30, 2010 and 2009.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2011 — $16,521,477; 2012 — $16,066,758; 2013 — $14,778,386; 2014 — $13,641,586; 2015 — $12,656,361 and thereafter — $83,895,760.

7.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT))

The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2010 and 2009, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,055,909,000 and $1,070,428,000, respectively, at June 30, 2010 and 2009.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2011 — $46,100,000; 2012 — $50,710,000; 2013 — $55,770,000; 2014 — $61,340,000; 2015 — $67,470,000 and thereafter — $572,420,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2010 and 2009, were $335,983,969 and $265,587,115, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $389,703,550 and $200,918,880, respectively, at June 30, 2010 and 2009.

8.	CONTRIBUTIONS

The annual contribution by the Company to participant accounts is based on individual base salaries and years of service not to exceed 15% of a Plan participant’s total compensation as defined in the Plan document. The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 4). The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 6 and 7).

9.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of June 30, 2010 and 2009, are as follows:

		2010	2009

	At fair value:
*	Common stock — The Procter & Gamble
	Company	$ 5,587,911,042	$ 4,745,008,235
*	Preferred stock — The Procter & Gamble
	Company ESOP Convertible Class A:
	Series A	4,156,825,430	3,754,249,088

*	Party-in-interest

For the years ended June 30, 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

		2010	2009

	At fair value — net appreciation (depreciation) in fair
	value of:
*	The Procter & Gamble Company common stock	$ 937,397,649	$ (852,256,322)
	The J.M. Smucker Company common stock	6,379,940	4,458,831
*	The Procter & Gamble Company Series A
	Preferred Stock	580,182,959	(783,628,854)
*	Mutual funds	-	(123,389,918)
	Common collective trust funds	59,889,322	(21,194,442)

		1,583,849,870	(1,776,010,705)

	At contract value — net appreciation in contract value
	of the J.P. Morgan Stable Value Fund*	2,107,055	2,855,909

	Total	$ 1,585,956,925	$ (1,773,154,796)

*	Party-in-interest

10.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of ASC No. 962-325 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred Stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2010 and 2009, is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2010 and 2009, is as follows:

Net assets — The Procter & Gamble Company
common stock	$ 5,587,911,042	$ 4,745,008,235

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2010 and 2009, are as follows:

	2010	2009

Net appreciation (depreciation) in fair value	$ 937,397,649	$ (852,256,322)
Dividends	173,144,337	156,168,007
Contributions	319,963,596	262,311,296
Distributions to participants	(805,941,425)	(734,128,076)
Net interfund transfers	(41,506,673)	(60,948,013)
Conversion from preferred stock	259,845,323	234,774,629

Net changes in assets	842,902,807	(994,078,479)

Net assets — beginning of year	4,745,008,235	5,739,086,714

Net assets — end of year	$ 5,587,911,042	$ 4,745,008,235

11.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan provides participants a self-managed stable value investment option (“Stable Value Fund”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund is composed of U.S. Government securities, corporate debt instruments and corporate stocks owned by the Plan and an investment contract issued by insurance companies (the “issuers”), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the stable value fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:

Certain events may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may cause the Stable Value Fund to transact at less than contract value is not probable.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to approximate current market yields on a trailing basis.

	2010	2009

Average yields:
Based on annualized earnings (1)	1.31%	1.75%
Based on interest rate credited to participants (2)	1.30	1.75

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

12.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors.   J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee.  J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank.   Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2010 and 2009, borrowings outstanding under the two term loan agreements (see Notes 6 and 7) between the Company, the sponsoring employer, and the Plan were $493,544,297 and $440,578,360, respectively.

The debentures (see Note 7) are guaranteed by the Company.

At June 30, 2010 and 2009, the Plan held shares of the Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2010 and 2009, as follows:

	2010	2009

Common stock*:
Shares	93,162,905	92,857,304
Cost	$ 3,141,040,943	$ 2,879,414,115
Dividend income	$ 173,295,336	$ 156,168,007
Series A Preferred Stock:
Shares	69,303,525	73,468,671
Cost	$ 472,813,863	$ 501,227,333
Dividend income	$ 130,040,528	$ 124,879,570
Series B Preferred Stock*:
Shares	62,098,606	63,512,854
Cost	$ 804,758,926	$ 823,087,422
Dividend income	$ 113,817,712	$ 105,945,527

* All or portion held in separate 401(h) account

During the years ended June 30, 2010 and 2009, 8,666,559 shares and 8,674,184 shares, respectively, of Company common stock were distributed to participants.

13.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.  However, the Company and the Plan administrator have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2010 and 2009, to Form 5500:

	2010	2009

Net assets available for benefits per the financial
statements	$ 10,745,491,589	$ 9,519,086,337
Less adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(7,547,694)	(21,178,655)
Plus net assets held in 401(h) account included as
assets in Form 5500	2,566,910,360	2,109,388,431

Net assets available for benefits per the Form 5500	$ 13,304,854,255	$ 11,607,296,113

The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2010, to Form 5500:
Net investment income per the financial statements	$ 1,894,317,663
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2010	(7,547,694)
Plus adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2009	21,178,655
Plus net depreciation of 401(h) assets	560,420,868
Plus interest and dividends on 401(h) assets	113,901,305
Plus investment management fees	290,541

Net investment income per the Form 5500	$ 2,582,561,338

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2010, to Form 5500 net gain:
Net increase in assets available for benefits per the financial statements	$ 1,226,405,252
Less adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2010	(7,547,694)
Plus adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2009	21,178,655
Less interest expense related to 401(h) assets	(97,149,398)
Less net transfer related to 401(h) assets	(119,650,846)
Plus net investment (loss) income from 401(h) assets	674,322,173

Net gain per the Form 5500	$ 1,697,558,142

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2010
EIN: 31-0411980
PLAN: 001

Identity of Issue	Description of Investment	Fair Value

AT FAIR VALUE:
CASH AND CASH EQUIVALENTS:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 13,571,922
J.P. Morgan Chase Bank*	Liquified Cash**, ***	58,492,495

SHORT-TERM INVESTMENTS:
US Treasury	US Treasury Note 2.375%, due August 31, 2010	165,599
US Treasury	US Treasury Note 2.000%, due September 30, 2010	226,002
US Treasury	US Treasury Note 1.500%, due October 31, 2010	35,150

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 93,344,608 shares***
	(cost $3,152,509,205)	5,598,809,588

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 69,303,525 shares (cost $472,813,863)	4,156,825,430

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class B Preferred Stock***
	no par value, 62,098,606 shares (cost $804,758,926)	3,724,674,388

THE J.M. SMUCKER COMPANY	Common stock, no par value, 507,897 shares**	30,585,557

MUTUAL FUND:
J.P. Morgan Chase Bank*	Money Market Fund**	75,775,026

COMMON COLLECTIVE TRUST FUNDS:
Blackrock	US Bond Index Fund**	202,272,691
Blackrock	Small Cap Equity Index Fund**	74,294,746
Blackrock	World Equity Index Fund**	93,993,199
Blackrock	Large Cap Equity Index Fund**	116,303,905
J.P. Morgan Chase Bank*	Liquidity Fund**	2,016,258
J.P. Morgan Chase Bank*	Intermediate Bond Fund**	161,053,592

WRAPPER CONTRACT	Monumental Life Insurance Company,
	Bank of America, N.A.,
	State Street Bank and Trust Company	328,807

LOANS TO PARTICIPANTS*	Various participants, interest rates ranging from 4.25% to
	10.50% various maturities through December 2019	70,706,757

TOTAL ASSETS		$ 14,380,131,112

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** All or portion held in separate 401(h) account

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2010
EIN: 31-0411980
PLAN: 001

					Cost of	Gain (Loss)
Description of Asset	Purchases (A)		Sales		Sales	on Sale

SINGLE TRANSACTIONS — None

SERIES OF TRANSACTIONS (B) —
The Procter & Gamble Company —
common stock	$ 613,478,091	(312)	$ 436,416,432	(540)	$ 276,954,980	$ 159,461,452

NOTES:
A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.
B. The numbers in parentheses represent the number of transactions.